UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016 (as amended to date, the “Schedule 13D”), relating to the ordinary shares, par value $0.00004 per share (“Ordinary Shares”) and American depositary shares, each representing one Ordinary Share (“ADSs”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On October 15, 2019, Morespark Limited (“Morespark”), a direct wholly owned subsidiary of Tencent Holdings Limited, Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner (“Hammer” and, together with Morespark, the “Buyer Consortium”) and Bin Li entered into a consent letter agreement (the “Consent Letter Agreement”), pursuant to which, among other things, each member of the Buyer Consortium consented to allow the pledge (the “Proposed Encumbrances”) of certain of the Covered Shares (the “Charged Shares”) as security for a term loan facility (the “Facility Agreement”) entered into by Proudview Limited, with Prosper Rich Investments Limited as lender (“Lender”). Such consent is required pursuant to the previously disclosed Support Agreement dated September 12, 2019, which, among other things, prohibited the transfer or creation of a lien against the Covered Shares without the prior written consent of the Buyer Consortium.

Also pursuant to the Consent Letter Agreement, Lender agreed that prior to taking any steps to enforce the Proposed Encumbrances, the Buyer Consortium, acting through Tencent, shall have the right to either (i) acquire 80% of the Charged Shares at a price per share equal to $16.00; or (ii) transfer the Facility Agreement to Tencent for cash consideration equal to the outstanding principal amount under the Facility Agreement plus all interest accrued and unpaid thereon and all outstanding costs and expenses reasonably incurred by Lender.

The foregoing description of the Consent Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Consent Letter Agreement and is incorporated herein by reference. A copy of the Consent Letter Agreement is included as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

8	Consent Letter Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

DONGTING LAKE INVESTMENT LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Signatory

MORESPARK LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Signatory

THL E LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ James Gordon Mitchell
Name:	James Gordon Mitchell
Title:	Authorized Signatory